

February 23, 2011

Jim H. Qian
Chief Financial Officer and Director
Northport Network Systems, Inc.
601 Union Street, Suite 4200
Seattle, WA 98101

> **Re:** **Northport Network Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-52728**

Dear Mr. Qian:

We have reviewed your letter dated January 26, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management's Report on Assessment of Internal Control over Financial Reporting, page 40

1. We note your response to prior comment 1 including your proposed revised report on internal control over financial reporting ("ICFR"). While your revised report includes the disclosure required by Item 308T(a)(4) of Regulation S-K, it does not include other required disclosures such as a statement as to whether or not your internal control over financial reporting is effective. Please revise to include a report that complies with Item 308T in all respects, including Item 308T(a)(3). Your revised report should resemble the report included in your letter dated October 28, 2010, except for the section titled "Attestation Report of the Independent Registered Public Accounting Firm," which does

       not comply with Item 308T(a)(4). Lastly, please provide a separate section for disclosure controls and procedures rather than including those disclosures in the section pertaining to ICFR.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                              Sincerely,

                              /s/ Patrick Gilmore

                              Patrick Gilmore
                              Accounting Branch Chief